

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2014

Via E-mail
Mr. Juan Perez
President and Director
MITU Resources, Inc.
CII 62B 32c-60
Bogota, 11011, Columbia

Re: **MITU Resources, Inc.**
      Amendment No. 1 to Registration Statement on Form S-1
      Filed August 4, 2014
      File No. 333-196858

Dear Mr. Perez:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Emerging Growth Company, page 15

1. We note your revised disclosure in response to comment 1 of our letter dated July 14, 2014. Please revise to clarify that as an emerging growth company, you are exempt from Sections 14A(a) and (b) of the Exchange Act, rather than Exchange Act Sections 14A and 14B and Item 404(b) of Regulation S-K, rather than Item 404(b).

Directors and Executive Officers, page 51

2. We note your revised disclosure in response to comment 20 of our letter dated July 14, 2014. Please further revise to clarify how long Mr. Rincon has held his current positions with the company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Deanna Hurst at (202) 551-3681 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact George Schuler, Mining Engineer, at (202) 551-3718, if you have questions regarding engineering comments. Please contact Erin Wilson at (202) 551-6047 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director